Interim Financial Statements

                                      For the period ended December 31, 2005

          Management Discussion and Analysis

GENERAL

The purpose of this Management Discussion and Analysis is, as required by regulators, to explain management’s point of view on the Company’s past performance and future outlook.

The following discussion of performance and financial condition should be read in conjunction with the financial statements of the Company and notes thereto for the period ending December 31, 2005.  Additional information on the Company is available on SEDAR and at the Company’s website, ripplelake.com.

FORWARD LOOKING STATEMENTS

Certain sections of this Management Discussion and Analysis may contain forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results.  The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report.  The forward looking statements contained herein are based on information available as of February 24, 2006.

HIGHLIGHTS

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During the quarter ended December 31, 2005, the Company received notification from its USA legal counsel that the staff of the Securities and Exchange Commission had no further comments regarding the Company’s Form 20-F registration statement.  The Company commented trading on the OTCBB under the symbol RLLKF.

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Subsequent to the period ended December 31, 2005, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  2,116,667 units are flow-through units and 3,366,000 units are non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.20 per share.

NATURE OF BUSINESS

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut.  The Company’s objective is to locate and develop economic diamond deposits.

OVERALL PERFORMANCE

The Company’s expenses for the second quarter of fiscal 2006 totalled $66,436 compared with $145,591 for the previous quarter ended September 30, 2005 and $39,869 for the same quarter ending December 31, 2004.

Comparatively, the major expenses for the second quarter of fiscal 2006 were: Filing fees of $(317) in the quarter compared to $5,076 in the previous quarter and $4,759 in the same quarter ended December 31, 2004.   The negative amount in the quarter ended December 31, 2005 was attributed to refund of excess fee paid for a planned financing deal.  Management fees of $23,000 for the quarter compared to $25,500 in the previous quarter and $25,500 in the same quarter ended December 31, 2004.  The lower amount for the quarter was due to one less payment to a director who had resigned in November 2005.  Professional fees of $25,500 for the quarter mainly related to adjustment to audit fee for the year end audit and related 20F filing with the SEC compared to $11,640 in the previous quarter and $NIL for the same quarter ended December 31, 2004.  Public and shareholder relations of $7,844 compared to $15,665 in the previous quarter and $8,900 in the same quarter ended December 31, 2004.   Rent of $5,000 for the quarter compared to $4,500 in the previous quarter and $4,500 in the same quarter ended December 31, 2004.  Transfer agent fee of $5,390 compared to $NIL in the previous quarter and $552 in the same quarter ended December 31, 2004.

RESULTS OF OPERATIONS

The Company incurred a net loss of $66,071 for the quarter ended December 31, 2005 compared with a net loss of $45,595 (net of $99,775 tax recovery relating to the issue of flow-through shares) for the previous quarter and a net loss of $39,636 for the same quarter ended December 31, 2004.  These losses resulted in a net loss of $0.003 per share for the quarter compared to a net loss of $0.002 per share for the previous quarter and a net loss of $0.002 for the same quarter ended December 31, 2004.

Subsequent to the second quarter ended December 31, 2005, the Company received updates of the TCH diamond project in Ontario. Results are described in detail in the Mineral Properties section of this Management Discussion and Analysis. Based on the results.

MINERAL PROPERTIES

During the quarter the Company capitalized deferred exploration costs in the amount of $311,996 compared with $491,421 (net of $41,130 adjustment due to a mistake in one of our supplier’s invoice) during the previous quarter and $36,525 in the same quarter ended December 31, 2004.  Of this amount, $93,355 was allocated towards acquisition and maintenance costs and $218,641 to exploration costs compared to $74,667 in the previous quarter for acquisition and maintenance and $23,120 in the same quarter ended December 31, 2004 and $416,754 (net of $41,130 adjustment due to a mistake in one of our supplier’s invoice) in the previous quarter for exploration and $13,405 in the same quarter ended December 31, 2004.

The KMD Project, Nunavut

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 74,500 hectares in a area undergoing active exploration by all of the leading diamond exploration companies.

During the second quarter of fiscal 2006, the Company expended $165,538 in deferred exploration and acquisition costs related to the KMD property compared with $94,339 during the previous quarter and $8,140 in the same quarter ended December 30, 2004.  The $94,339 exploration expenses were expensed as follows: $NIL ($45,937 in the previous quarter and $NIL in the same quarter ended December 31, 2004) for campsite; $165,538 ($3,168 in the previous quarter and $1,500 in the same quarter ended December 31, 2004) for geological cost; $NIL ($34,207 for the previous quarter and $NIL for the same quarter ended December 31, 2004) for geophysics; and $NIL ($11,207 for the previous quarter and $NIL for the same quarter ended December 31, 2004) for mapping.

During the last fiscal year, the Company completed a study of the nickel thermometry of some of the collected G-9 pyrope grains, using a highly sophisticated exploration technique recently developed in South Africa and determined that the temperature and pressure conditions at the KMD property were correct for the formation of diamondiferous kimberlites and that a significant portion of the G-9 grains analyzed fall inside the diamond stability field.

An extensive follow-up sampling program was carried out for the Company by KM Diamond Exploration Ltd. and a preliminary report of the summer 2005 field work was received by the Company on September 20, 2005. That report contains sample location information and some preliminary geological discussions for the 752 samples collected in 2005.  The Company has paid the full cost of the laboratory analysis.  Full analytic results of laboratory analysis of the samples will be available to the Company in March 2006.

The TCH Diamond Project, Ontario

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable. Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the second quarter of fiscal 2006, the Company expended $146,458 in deferred exploration and acquisition costs related to the TCH property compared with $397,082 (net of $41,130 adjustment due to a mistake in one of our supplier’s invoice) during the previous quarter and $28,385 for the same quarter ended December 31, 2004.  These expenses included $93,355 in property acquisition, assessment and maintenance ($74,667 in the previous quarter and $23,120 in the same quarter ended December 31, 2004) and $53,103 in exploration costs ($322,415 net of $41,130 adjustment due to a mistake in one of our supplier’s invoice in the previous quarter and $5,265 in the same quarter ended December 31, 2004).  The $53,103 expenses were expensed as follows: $53,103 in geological cost ($103,168 in the previous quarter and $1,500 in the same quarter ended December 31, 2004); $NIL in geophysics ($192,220 in the previous quarter and $NIL in the same quarter ended December 31, 2004); $NIL in mapping ($11,207 in the previous quarter and $NIL in the same quarter ended December 31, 2004) and $NIL in mobilization and demobilization ($16,000 in the previous quarter and $NIL in the same quarter ended December 31, 2004).

The Company engaged Condor Consulting Inc. of Colorado to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey’s airborne magnetic and electromagnetic data, and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite-pipe-like anomalies.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block.  The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (seven samples), with each sample consisting of approximately 20 litres (30 kilograms) of material.  To avoid any contamination, the samples were panned at sample sites.  The area was covered with a sampling density of approximately 2.15 samples per one square kilometre.  This provides a good basis for future prospecting of kimberlites and other diamondiferous rocks.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of kimberlite indicator minerals or KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite halos composed of large (two to three millimetres in size) grains were established in the northeastern part of the area.  Within one of the local areas, picroilmenite grains reach a size of approximately eight to ten millimetres.  They are oval in shape and bear smooth primary magmatic surfaces.  Fractures are shell-like; fracture edges are sharp which suggests lack of significant transportation.  In one of the samples from this area, a kimberlite-like rock fragment, 20 by 15 by nine millimetres in size, was found.  The rock contains pseudomorphs after olivine-I, laths of mica and large (two-to three-millimetre) picroilmenite grains which, according to the microprobe analysis, are chemically identical to earlier identified kimberlitic picroilmenite.  The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres, and therefore is of kimberlite-lamproite composition.

The sample concentrates were delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis.  They are being treated with heavy liquids, by magnetic and paramagnetic separation, and will be studied for the presence of KIMs: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine.  The KIMs recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study.  The results of this analysis will be available later this year.

The combination of two years of positive results from the regional and detailed sampling, as well as the encouraging results of the airborne geophysical survey interpretation and the location of the kimberlite fragment are very exciting and will allow the Company to identify kimberlitic targets for later 2006 drill testing.

SUMMARY OF QUARTERLY RESULTS

Selected quarterly financial information for 2005 and 2004 (unaudited):

Quarter Ending	Revenues	Net Loss	Total Assets	Total Liabilities
March 31, 2004[1]	$0	$(8)	$19,992	$19,999
June 30, 2004	$0	$(18,293)	$838,113	$128,814
Sept. 30, 2004	$25	$(77,682)	$1,122,214	$222,846
Dec. 31, 2004	$233	$(39,636)	$1,092,947	$186,665
March 31, 2005	$1,168	$(422,782)	$2,356,594	$48,551
June 30, 2005 Sept. 30, 2005 Dec. 31, 2005	$830 $221 $ 47	$(380,940) $(45,494) $(66,071)	$3,575,080 $3,794,334 $4,074,114	$482,778 $450,292 $796,143

                1 For the period from Feb. 6, 2004, the date of incorporation of the Issuer to March 31, 2004

LIQUIDITY AND CAPITAL RESOURCES

The Company has no known mineral resources and is not in commercial production on any of its’ properties and accordingly, the Company does not generate cash from operations.  Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time.

During the second quarter of fiscal 2006 the Company received $125,000 in advance from certain investors relating to a non-brokered private placement completed subsequent to the quarter ended December 31, 2005 (See subsequent event section)

The Company’s cash position increased slightly from $23,730 at September 30, 2005 to $39,904 at December 31, 2005 as a result of funding advances received for private placement completed subsequent to December 31, 2005.   Total assets increased slightly from $3,794,334 at September 30, 2005 to $4,074,114 during the second quarter ended December 31, 2005.

The Company has no long-term debt. However the Company does have a working capital deficiency and requires an early equity financing.

CONTRACTUAL COMMITMENTS

The Company is committed under management contracts with the President for $6,000 per month, with a director for $2,500 per month (terminated as at December 2005) and with an officer for $1,000 per month for the period July 2004 to June 2006.  The Company also has an agreement with the Manager, Exploration on a daily retainer basis at a minimum of $1,000 per month.

The Company is committed under a premises lease with a rent of $1,500 per month

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the first quarter of fiscal 2006 the Company incurred $23,000 ($25,500 in the previous quarter and $25,500 in the same quarter ended September 30, 2004) in management and consulting services rendered by the President and a director (see contractual commitments).

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

SUBSEQUENT EVENTS

Subsequent to the quarter ended December 31, 2005, the Company completed a non-broker private placement of 5,482,667 units at $0.15 per unit.  2,116,667 units were flow-through units and 3,366,000 units were non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-floe through share of the Company for a period of two years at $0.20 per share.  No commission was paid for this private placement.

RISKS AND UNCERTAINTIES

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves.  The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition.  The Company tries to maximize its exposure to promising exploration opportunities, to manage the risks inherent in exploration and to make appropriate use of management and financial resources. As at the date of this MD&A the Company has a working capital deficiency and will require an early equity financing to carry on its business.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policies during the quarter in question.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provide in this report, including the financial statements is the responsibility of management.  In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at February 24, 2006 the Company had 29,499,683 common shares outstanding. The Company also has 2,780,000 incentive stock options which are exercisable into that same number of common shares of the Company.  In addition, there are 222,222 agents warrants exercisable into 222,222 common shares as well as 1,333,334 warrants issued on private placements exercisable into 1,333,334 common shares.